FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2003

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements For the Period Ended May 31, 2003,

2.

Notice of Special and Annual General Meeting of Shareholders,

3.

Information Circular, Schedules B and C, Proxy and Return Card.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: August 1, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

IMPERIAL GINSENG PRODUCTS LTD.
British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Oromin Explorations Ltd.	May 31, 2003	2003/07/18
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.oromin.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2003/07/18
Director’s Signature “James G. Stewart” l	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2003/07/18

OROMIN EXPLORATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Three months ended May 31, 2003

(Unaudited – Prepared by Management)

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

	May 31, 2003	February 28, 2003

ASSETS

Current
Cash and cash equivalents	$ 274,567	$ 100,851
Accounts receivable	8,342	7,556
Prepaid expenses and deposits	4,872	20,300
	287,781	128,707

Capital assets	6,866	7,390
Resource properties	2,185,635	2,146,303
Performance bond – restricted cash	149,417	162,094
	$ 2,629,699	$ 2,444,494

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 244,288	$ 232,127

Shareholders’ equity
Capital stock	10,890,280	10,665,871
Options	8,276	8,276
Warrants	3,774	3,774
Deficit	(8,516,919)	(8,465,554)
	2,385,411	2,212,367
	$ 2,629,699	$ 2,444,494

Approved by the Board

“Chet Idziszek”_____                        Director

“James G. Stewart”                           Director

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(Unaudited – Prepared by Management)

	Three Months Ended May 31, 2003	Three Months Ended May 31, 2002

EXPENSES
Bank charges and interest	$ 51	$ 116
Depreciation	524	738
Filing fees	2,206	2,500
Office and rent	14,956	15,574
Professional fees	9,678	3,217
Shareholder information	678	1,954
Transfer agent’s fees	1,427	4,420
Travel and public relations	5,190	1,159
Wages	4,890	-
	39,600	29,678

OTHER INCOME (EXPENSE)
Interest income	1,144	1,046
Foreign exchange loss	(12,909)	(15,234)
Gain on sale of marketable securities	-	6,395
	(11,765)	(7,793)

Loss for the period	(51,365)	(37,471)

Deficit - beginning of period	(8,465,554)	(8,272,428)

Deficit - end of period	$ (8,516,919)	$ (8,309,899)

Net loss per share	$ (0.00)	$ (0.00)

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three Months Ended May 31, 2003	Three Months Ended May 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (51,365)	$ (37,471)
Items not affecting cash
Depreciation	524	738
Foreign exchange loss	12,677	-
Gain on sale of marketable securities	-	(6,395)
Changes in non-cash working capital items:
Accounts receivable	(786)	6,361
Prepaid expenses	15,428	10,286
Accounts payable and accrued liabilities	2,148	(15,647)
	(21,374)	(42,128)

CASH FLOWS FROM FINANCING ACTIVITIES
Share subscription received	-	95,740
Issuance of capital stock for cash	224,409	-
Repayment of related party loan	-	(2,246,580)
	224,409	(2,150,840)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(29,319)	(28,243)
Proceeds from sale of marketable securities	-	9,395
	(29,319)	(18,848)

Increase (decrease) in cash and term deposits during the period	173,716	(2,211,816)

Cash and cash equivalents at beginning of period	100,851	2,594,256

Cash and cash equivalents at end of period	$ 274,567	$ 382,440

Oromin Explorations Ltd.

Notes to Interim Consolidated Financial Statements

Three months ended May 31, 2003

(Unaudited – Prepared by Management)

Oromin Explorations Ltd.

Notes to Interim Consolidated Financial Statements

Three months ended May 31, 2003

(Unaudited – Prepared by Management)

1.

Interim Unaudited Consolidated Financial Statements

These interim consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the financial statements for the year ended February 28, 2003.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

3.

Resource Properties

Argentina
Balance, February 28, 2003	$ 2,146,303

Exploration expenditures:
Consulting	37,678
Legal	1,654
Balance, May 31, 2003	$ 2,185,635

4.

Capital Stock

Authorized – 100,000,000 common shares without par value

Issued and outstanding

	Number of Shares	Amount
Balance, February 28, 2003	18,149,854	$ 10,665,871
Private Placement	2,045,454	224,409
Balance, May 31, 2003	20,195,308	$ 10,890,280

On April 1, 2003, the Company closed a non-brokered private placement of 2,045,454 units at $0.11 per unit to generate proceeds of $224,409 net of issuance costs of $591.  Each unit comprised one common share of the Company and one non-transferable share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.18 per share until April 1, 2005.  The shares issued on this private placement and any shares issued on the exercise of the warrants will be subject to a hold period which expires on August 1, 2003.

5.

Related Party Transactions

a)

During the three months ended May 31, 2003, the Company incurred professional fees of $12,978 (2002 – $23,381) with companies related by directors in common.

b)

The Company had an arrangement whereby it rented office space from Companies with common directors.  The Company paid $15,429 in rental payments under this arrangement which expired May 31, 2003.

c)

As at May 31, 2003, accounts payable includes $128,337 due to related parties.

6.

Segmented Information

The Company considers its business to consist of one reportable business segment being the exploration of oil and gas properties.  As at May 31, 2003, all fixed assets were held in Canada and resource properties in Argentina.

FORM 61

OROMIN EXPLORATIONS LTD.

SCHEDULE B

SUPPLEMENTARY INFORMATION

Oromin Explorations Ltd.

As at May 31, 2003

(Unaudited, prepared by Management)

SUPPLEMENTARY INFORMATION

1.

(a) Breakdown of Deferred Costs:

      See Note 3 incorporated into Schedule A – Notes to Financial Statements

(b) Breakdown of Professional Fees:

Audit & accounting	$ -
Legal – General & Corporate	3,252
Legal – BVI subsidiaries	6,426
$ 9,678

(c) Breakdown of Office and Rent:

Office	$ 46
Rent	15,429
Subscription & Dues	(519)
$ 14,956

(d) Breakdown of Travel and Public Relations:

Internet	$ 2,220
Travel	2,970
$ 5,190

2.

Expenditures made to non-arm's length parties:

See Note 5 incorporated into Schedule A – Notes to Financial Statements.

3.

(a)

Securities issued during the period:

See Note 4 incorporated into Schedule A – Notes to Financial Statements.

(a)

Options granted during the period:

No options were granted during the three months ended May 31, 2003.

Oromin Explorations Ltd.

As at May 31, 2003

(Unaudited, prepared by Management)

4.

(a)

Authorized and issued share capital at May 31, 2003:

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V.	100,000,000	20,195,308	$10,890,280

(b) Summary of options and warrants outstanding at May 31, 2003:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	160,000	$0.20	June 1, 2004
Options	489,000	$0.20	September 28, 2005
Options	270,000	$0.20	July 4, 2006
Options	165,000	$0.24	May 12, 2005
Options	191,749	$0.34	February 8, 2006
Warrants	2,500,000	$0.10 $0.12	June 3, 2003 June 3, 2004
Warrants	2,045,454	$0.18	April 1, 2005

 (c)  Shares in escrow or subject to pooling restrictions as at May 31, 2003:

Number of Shares

Escrow	74,998

5.

List of Directors and Officers as at July 18, 2003:

Name	Position
Derek Bartlett	Director
Jeffrey Cocks	Director
Norman Haimila	Director
Chet Idziszek	Director and President
James G. Stewart	Director and Secretary
Douglas Turnbull	Director

OROMIN EXPLORATIONS LTD.

SCHEDULE C

MANAGEMENT DISCUSSIONS

OROMIN EXPLORATIONS LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE MONTHS ENDED MAY 31, 2003

The Company carries out exploration and development of natural resource properties with the objective of locating and developing resources which can be commercially exploited.  During the three month period ended May 31, 2003, the Company has been working to obtain financing to begin exploration of the Santa Rosa Property in the Province of Mendoza, Republic of Argentina.  During the three month period ended May 31, 2003, the Company carried out a private placement of 2,045,454 units at $0.11 per unit to generate proceeds of $224,409, each unit comprised of one common share and one non-transferable share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.18 per share until April 1, 2005.

OPERATIONS AND FINANCIAL CONDITION

At May 31, 2003, the Company had total assets of $2,629,699 as compared with $2,444,494 at February 28, 2003.  This increase is primarily attributable to the sale of share capital.  Working capital at May 31, 2003 increased to $43,493 from a working capital deficiency of $103,420 at February 28, 2003 as a result of the sale of share capital by the Company.  The Company's largest cash outflow in the three month period ended May 31, 2003 was as a result of general and administrative expenses of $39,600.  During the three month period ended May 31, 2002, the Company’s largest cash outflow was a result of general and administrative expenses of $29,678.

During the three month period ended May 31, 2003, the Company recorded interest income of $1,144 and an exchange loss of $12,909.  During the three month period ended May 31, 2002, the Company recorded interest income of $1,046, an exchange loss of $15,234 and a gain on the sale of marketable securities of $6,395.

Expenses for the three month period ended May 31, 2003 were $39,600, up from $29,678 for the three month period ended May 31, 2002 due principally to increased professional fees and wages.  The net loss for the three month period ended May 31, 2003 was $51,365 or $0.00 per share as compared with a net loss for the three month period ended May 31, 2002 of $37,471 or $0.00 per share.

CAPITAL STOCK

During the three month period ended May 31, 2003, the Company carried out a private placement of 2,045,454 units at $0.11 per unit to generate proceeds of $224,409, each unit comprised of one common share and one non-transferable share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.18 per share until April 1, 2005.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's sole property, the Santa Rosa Property, is located in Argentina, and as a result the Company's operations on the property may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held property.  Based on its existing working capital, the Company requires additional financing for its currently held property during the upcoming fiscal year.  Accordingly, there is substantial doubt about its ability to continue as a going concern.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 28, 2004.   In June 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property.  Cynthia has yet to receive any funds pursuant to this transaction.

Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration on the Santa Rosa Property.

<B>Notice

#

OROMIN EXPLORATIONS LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the special and annual general meeting of the members of OROMIN EXPLORATIONS LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on July 30, 2003, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended February 28, 2003.

2.

To fix the number of directors at six (6).

3.

To elect directors for the ensuing year.

4.

To ratify and approve the change of the Company’s auditors from PricewaterhouseCoopers LLP, Chartered Accountants, to Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this Notice.

7.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 20th day of June, 2003.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek, President

<B><I>Information Circular  Small Business Issuer

- # -

OROMIN EXPLORATIONS LTD.
(the “Company”)
Suite 2000 – 1055 West Hastings Street
Vancouver, British Columbia  V6E 2E9

INFORMATION CIRCULAR

(As at June 20, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of  OROMIN EXPLORATIONS LTD. (the "Company") for use at the special and annual general meeting of the Company to be held on July 30, 2003 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail or fax by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 or outside North America Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

- # -

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada, at the address or fax number as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 20,195,308 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on June 20, 2003 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Chet Idziszek Suite 2000 – 1055 W. Hastings St. Vancouver, B.C. V6E 2E9	5,383,275	26.7%

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six (6).

The Company is required to have an audit committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
DEREK BARTLETT Mississauga, Ontario Director	Consultant	Since February 2002	10,000 shares (3)
JEFFREY COCKS(1) Vancouver, British Columbia Director	Private financial consultant since February 1988. Operations Manager of Big Valley Resources Inc. until January 1998.	Since 1999	90,000 shares(4)
NORMAN HAIMILA(1) Hermann, Missouri Director	Consulting Geologist	Since 2001	Nil shares
CHET IDZISZEK(1) Vancouver, British Columbia President and Director	Geologist; President of Adrian Resources Ltd.	Since 1994	5,383,275 shares

- # -

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
JAMES G. STEWART Vancouver, British Columbia Secretary and Director	Barrister and Solicitor; General Counsel for Adrian Resources Ltd.	Since 1995	330,000 shares(5)
DOUGLAS TURNBULL Coquitlam, British Columbia Director	Geological Consultant	Since February 2002	1,600 shares

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 20, 2003 based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)

These shares are held indirectly in the name of 462562 B.C. Ltd., a private company controlled by Derek Bartlett.

(4)

These shares are held indirectly in the name of Farmore Investments Ltd., a private company controlled by Jeffrey Cocks.

(5)

These shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (“the Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at February 28, 2003 and the other four most highly compensated executive officers of the Company as at February 28, 2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively “the Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensa-tion ($)	Securities Under Option/ SAR's granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion (3) ($)
Chet Idziszek President and Chief Executive Officer	2003 2002 2001	$117,300 $48,000 $64,000	Nil Nil Nil	Nil Nil Nil	0/0 50,000/0 250,000/0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
James G. Stewart Corporate Secretary	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	0/0 30,000/0 85,000/0	N/A N/A N/A	N/A N/A N/A	$27,750 $59,550 $71,250

(1)

Fiscal years ended February 28, 2003, 2002 and 2001.

(2)

Indicates options granted in each of the fiscal periods shown.

(3)

Indicates legal fees paid to Mr. Stewart.

- # -

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year other than the options set out below.

Option/Stock Appreciation Rights (“SAR”) Grants During the
Most Recently Completed Financial Year

During the most recently completed financial year, there were no stock options granted or otherwise to each of the Named Executive Officers, directors or officers of the Company.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options/SAR's at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Chet Idziszek	Nil	Nil	418,000/Nil	Nil
James G. Stewart	Nil	Nil	158,000/Nil	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

(3)

The figure relates solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on February 28, 2003, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts  with any  Named Executive Officers.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Information Circular, except that Directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, Norman Haimila, a Director of the Company, received $38,326 for services rendered and J.G. Stewart, the Secretary and a Director of the Company, received $27,750 for legal services rendered during the last completed fiscal year.

The Company did not grant stock options to the Directors during the most recently completed financial year.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Directors did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options/SAR's at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Jeffrey Cocks	Nil	Nil	136,500/Nil	Nil
Norman Haimila	Nil	Nil	100,000/Nil	Nil
Derek Bartlett	Nil	Nil	25,000/Nil	Nil
Douglas Turnbull	Nil	Nil	38,000/Nil	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

(3)

The figure relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on Februray 28, 2003, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

- # -

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Change of Auditors and Remuneration of Auditors

On February 27, 2003, PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver. B.C. (the “Former Auditors”) resigned as auditors of the Company and Davidson & Company, Chartered Accountants of Vancouver, B.C. (the “Successor Auditors”) agreed to act as the Company’s auditor effective immediately.  A copy of the Notice of Change of Auditors, letter from the Former Auditors and letter from the Successor Auditors (attached hereto as Schedule “A”) form part of this Information Circular.

Members will be asked to approve the following ordinary resolution:

“RESOLVED, as an ordinary resolution, that the change of the Company’s auditors from PricewaterhouseCoopers LLP, Chartered Accountants, to Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company, be ratified and approved.”

Unless otherwise instructed, the form of proxy given pursuant to this solicitation will be voted for the appointment of Davidson & Company, Chartered Accountants, as auditors of the Company, to hold office until the close of the next Annual General Meeting of the Company, at a remuneration to be fixed by the directors of the Company.

ALL PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ELECTION OF DAVIDSON & COMPANY, CHARTERED ACCOUNTANTS, AS AUDITORS FOR THE ENSUING YEAR UNLESS THE PROXIES ARE DIRECTED TO BE WITHHELD ON THE VOTING FOR AUDITORS.

(b)

Adoption of Stock Option Plan

At the Special and Annual General Meeting, members will be asked to consider, and if thought fit, to pass an ordinary resolution approving the implementation by the Company of a Stock Option Plan (the “Plan”). The purpose of the Plan is to assist the Company in attracting,  retaining and motivating directors, officers, employees and consultants (together “service providers”) of the Company and of its affiliates and to closely align the personal interests of such service providers with the interests of the Company and its shareholders.

Implementation of the Plan, and the exercise of options granted thereunder, will be subject to the approval by the shareholders of the Company and acceptance by the TSX Venture Exchange. The directors may grant options pursuant to the Plan prior to the Special and Annual General Meeting, on the basis that such options will not be exercisable unless and until the Plan has been approved by the TSX Venture Exchange. The terms of the Plan are described below. The directors recommend that the members approve the Plan.

The Plan provides that, subject to the requirements of the TSX Venture Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Plan is 2,019,530 shares of the Company together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service may not exceed 10% of the number of common shares of the Company issued and outstanding from time to time. If option rights granted to an individual under the Plan expire or terminate for any reason without having been exercised, such option shares may be made available for others.

The Plan will be administered by the Board of Directors of the Company, which will have full and final authority with respect to the granting of all options thereunder.

Options may be granted under the Plan to such service providers of the Company and its affiliates, if any,  as the Board of Directors may from time to time designate. The exercise price shall be determined by the Board of Directors, but shall, in no event, be less than the closing market price of the Company’s shares on the TSX Venture Exchange, or such other price as may be agreed to by the Company and approved by the TSX Venture Exchange. Subject to earlier termination and in the event of dismissal for cause, termination other than for cause or in the event of death, all options granted under the Plan will expire not later than the date that is five years from the date that such options are granted and will not be subject to any vesting  provisions in accordance with the terms of the Plan. Options granted under the Plan shall not be transferable or assignable other than by Will or other testamentary instrument or pursuant to the laws of succession.

The Board of Directors consider that the Plan will allow the Company to provide an additional incentive for its directors, officers and service providers, and will be of benefit to the Company and its shareholders in the long term. The ordinary resolution approving the Plan is being submitted to the shareholders in order to satisfy regulatory requirements. In the event the resolution is not passed the Company may not be able to fully implement the Plan.

The proposed ordinary resolution requires a majority of the votes cast by the members present in person or by proxy voting in respect of the resolution excluding votes attaching to shares held by insiders and their associates.

The full text of the Stock Option Plan will be available for review at the Special and Annual General Meeting.

(c)

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a  material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 20th day of June, 2003.

BY ORDER OF THE BOARD

“Chet Idziszek”

“James G. Stewart”

Chet Idziszek, President and Chief Executive Officer	James G. Stewart Chief Financial Officer and Secretary

- # -

SCHEDULE “A”

- # -

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street,Vancouver, B.C. V6E 2E9  Tel. (604) 331-8772 * Fax (604) 331-8773

NOTICE

NATIONAL POLICY STATEMENT NUMBER 31

TO:

British Columbia Securities Commission

Alberta Securities Commission

The Auditors of the Company have been the firm of PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, British Columbia.

PricewaterhouseCoopers LLP, Chartered Accountants, were asked to resign as the Auditors of the Company and did so effective February 27, 2003.  Davidson & Company, Chartered Accountants, were appointed by the Directors of the Company as the new Auditors of the Company commencing February 27, 2003.

The proposal to appoint Davidson & Company, Chartered Accountants, as the new Auditors for the Company was approved by the Company’s Audit Committee.

There have been no reservations in any of the Auditors’ Reports on the Company’s financial statements for the fiscal years ended February 28, 2002 and February 28, 2001, or for any period subsequent to the last completed fiscal year and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditors and the successor Auditors, indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 11th day of June, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Chet Idziszek”

Chet Idziszek

President

- # -

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

June 13, 2003

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs:

Subject:  Oromin Explorations Ltd.

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated June 11, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

“PricewaterhouseCoopers LLP”

Chartered Accountants

- # -

 DAVIDSON & COMPANY      Chartered Accountants          A Partnership of Incorporated Professionals

June 13, 2003

British Columbia Securities Commission

PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Alberta Securities Commission

10025 Jasper Avenue, 20th Floor

Edmonton, Alberta

T5J 3Z5

Dear Sirs:

Re:

Oromin Explorations Ltd. (the "Company")

            Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated June 11, 2003, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

“DAVIDSON & COMPANY”

DAVIDSON & COMPANY

Chartered Accountants

cc:  TSX Venture Exchange

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

FORM 61

OROMIN EXPLORATIONS LTD.

SCHEDULE B

SUPPLEMENTARY INFORMATION

Oromin Explorations Ltd.

As at February 28, 2003

 (Unaudited, prepared by Management)

SUPPLEMENTARY INFORMATION

1.

(a) Breakdown of Deferred Costs:

      See Note 6 incorporated into Schedule A – Notes to Financial Statements

(b) Breakdown of Professional Fees:

Audit & accounting	$ 54,305
Legal – General & Corporate	9,232
Legal – Incorporation of BVI subsidiaries	13,740
$ 77,277

(c) Breakdown of Office and Rent:

Bank charges	$ 240
Communications	35
Office	357
Rent	61,824
Subscriptions & Dues	2,092
$ 64,548

(d) Breakdown of Travel and Public Relations:

Expenses	$ 3,581
Fax	181
Printing	1,159
Travel	3,817
$ 8,738

2.

Expenditures made to non-arm's length parties:

See Note 13 incorporated into Schedule A – Notes to Financial Statements.

Oromin Explorations Ltd.

As at February 28, 2003

 (Unaudited, prepared by Management)

3.

(a)

Securities issued during the period:

See Note 10 incorporated into Schedule A – Notes to Financial Statements.

(a)

Options granted during the period:

No options were granted during the year ended February 28, 2003.

4.

(a)

Authorized and issued share capital at February 28, 2003:

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V.	100,000,000	18,149,854	$10,665,871

 (b) Summary of options and warrants outstanding at February 28, 2003:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	160,000	$0.20	June 1, 2004
Options	489,000	$0.20	September 28, 2005
Options	270,000	$0.20	July 4, 2006
Options	165,000	$0.24	May 12, 2005
Options	191,749	$0.34	February 8, 2006
Warrants	2,500,000	$0.10 $0.12	June 3, 2003 June 3, 2004

(c)

Shares in escrow or subject of pooling restrictions as at February 28, 2003:

Number of Shares

Escrow	74,998

Oromin Explorations Ltd.

As at February 28, 2003

 (Unaudited, prepared by Management)

5.

List of Directors and Officers as at July 2, 2003:

Name	Position
Derek Bartlett	Director
Jeffery Cocks	Director
Norman Haimila	Director
Chet Idziszek	Director and President
James G. Stewart	Director and Secretary
Douglas Turnbull	Director

OROMIN EXPLORATIONS LTD.

SCHEDULE C

MANAGEMENT DISCUSSIONS

OROMIN EXPLORATIONS LTD.

(the “Company”)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial position of Oromin Explorations Ltd. (the “Company”) and the results of its operations and cash flows for the three years ended February 28, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  The Company's consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP.  The principal differences from U.S. GAAP that affect the financial statements of the Company are described in Note 19 of the consolidated financial statements of the Company.

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants.  All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centres.  General and administrative costs are expensed in the period in which they are incurred.  Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management, and sale of resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations on the Santa Rosa property is an exploratory search for hydrocarbons.  During the fiscal year ended February 28, 2003, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina.  As a result, the Company's future activities may be affected in varying degrees by Argentina's political stability and government regulation, all of which are beyond the control of the Company.

Fiscal Year Ended February 28, 2003 Compared to Fiscal Year Ended February 28, 2002

During the fiscal year ended February 28, 2003 the Company recorded interest income of $13,906, a foreign exchange loss of $19,923 and a gain on sale of marketable securities of $6,395.  During the fiscal year ended February 28, 2002, the Company recorded interest income of $84,008, a foreign exchange gain of $23,123, a gain on the sale of resource properties of $2,999 and a write-off of resource properties of $3,320.

Expenses for the fiscal year ended February 28, 2003 were $193,504, up slightly from $186,195 for the fiscal year ended February 28, 2002.  Travel and public relations costs and wages fell to $8,738 and $13,041, respectively, in the fiscal year ended February 28, 2003 from $24,594 and $18,440, respectively, in the fiscal year ended February 28, 2002 largely as a result of reduced exploration activity.  These savings were offset by office and rent costs of $64,308 during the fiscal year ended February 28, 2003, up from office and rent costs of $41,147 during the fiscal year ended February 28, 2002 as a result of revised cost-sharing arrangements with the other companies with which it shares office space.

The net loss for the fiscal year ended February 28, 2003 was $193,126 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2002 of $79,385 or $0.01 per share.  The Company also expects to incur a net operating loss for the fiscal year ending February 28, 2004.

Fiscal Year Ended February 28, 2002 Compared to Fiscal Year Ended February 28, 2001

During the fiscal year ended February 28, 2002, the Company recorded interest income of $84,008, a foreign exchange gain of $23,123, a gain on the sale of resource properties of $2,999 and a write-off of resource properties of $3,320.  During the fiscal year ended February 28, 2001, the Company recorded interest income of $15,502 and a foreign exchange gain of $21,764.

Expenses for the fiscal year ended February 28, 2002 were $186,195, up slightly from $186,589 for the fiscal year ended February 28, 2001.  Consulting fees for the fiscal year ended February 28, 2002 fell to nil from $22,000 for the fiscal year ended February 28, 2001 as a result of decreased exploration activity with respect to the Company’s Santa Rosa Property. Travel and public relations costs rose to $24,594 in the fiscal year ended February 28, 2002 from $6,023 in the fiscal year ended February 28, 2001 largely as a result of the engagement of investor relations consultants and web site design costs.

The net loss for the fiscal year ended February 28, 2002 was $79,385 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2001 of $149,323 or $0.02 per share.

Fiscal Year Ended February 28, 2001 Compared to Fiscal Year Ended February 29, 2000

During the fiscal year ended February 28, 2001, the Company recorded interest income of $15,502 and a foreign exchange gain of $21,764.  During the fiscal year ended February 29, 2000, the Company recorded interest income of $24,723.

Expenses for the fiscal year ended February 28, 2001 were $186,589, up from $146,546 for the fiscal year ended February 29, 2000.  This increase is primarily due to increased consulting fees, professional fees and wages as a result of the Company’s bid for the Santa Rosa Property in Argentina.   Consulting fees for the fiscal year ended February 28, 2001 increased to $22,000 from nil for the fiscal year ended February 29, 2000. During the fiscal year ended February 28, 2001, professional fees and wages increased to $70,467 and $18,966, respectively, from $61,161 and $10,899, respectively, for the fiscal year ended February 29, 2000.  Filing and transfer fees also rose to $20,348 in the fiscal year ended February 28, 2001 from $12,702 in the fiscal year ended February 29, 2000 largely as a result of financings undertaken during the year.

During the fiscal year ended February 29, 2000, the Company recorded a write-off of resource properties of $349,756 but did not record any write-offs during the fiscal year ended February 28, 2001.

The net loss for the fiscal year ended February 28, 2001 was $149,323 or $0.02 per share as compared with a net loss for the fiscal year ended February 29, 2000 of $471,579 or $0.13 per share.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's sole property, the Santa Rosa Property, is located in Argentina, and as a result the Company's operations on the property may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes in the fiscal year ended February 28, 2003.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 28, 2004.   In June 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property.  Cynthia has yet to receive any funds pursuant to this transaction.

Certain resource properties which were written down in the year ended February 29, 2002 were written down when the Company decided there was little or no possibility of recovery from these properties.  Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration on the Santa Rosa Property.

February 28, 2003 Compared to February 28, 2002

At February 28, 2003, the Company's current assets totaled $128,707 compared to $2,687,891 at February 28, 2002.  The decrease is due principally to the repayment of the loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.  During the same period, current liabilities also decreased to $232,127 from $2,421,794 for the same reason.  As a result, the Company had a working capital deficiency of $103,420 at February 28, 2003 as compared with working capital of $266,097 at February 28, 2002.  As at February 28, 2003 and February 28, 2002, the Company had no long-term debt.

At February 28, 2003, the Company had total assets of $2,444,494 as compared with $4,581,547 at February 28, 2002. The decrease is due principally to the repayment of the loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.

Share capital as at February 28, 2003 was $10,665,871, up from $10,420,131 as at  February 28, 2002 due to the issuance of share capital.  During the fiscal year ended February 28, 2003, the Company issued 2,500,000 units at a price of $0.10 per unit to generate net proceeds of $245,740, each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and thereafter at a price of $0.12 until June 3, 2004.

The Company's largest cash outflow in the fiscal year ended February 28, 2003 resulted from the repayment of a related party loan of $2,246,580.  The most significant contribution to working capital in the year ended February 28, 2003 was provided by the sale of share capital which generated net proceeds of $245,740. The most significant contribution to working capital in the year ended February 28, 2002 was provided by the exercise of share purchase warrants which generated net proceeds of $343,080.

February 28, 2002 Compared to February 28, 2001

At February 28, 2002, the Company's current assets totaled $2,687,891 compared to $3,263,939 at February 28, 2001.  The decrease is primarily attributable to a decrease in cash which was used to pay expenditures resulting from its investment in the Santa Rosa Property.  During the same period, current liabilities also decreased to $2,421,794 from $2,690,030 primarily due to the repayment of accounts payable to Fresco Developments Ltd. of $308,240.  As a result, working capital was $266,097 at February 28, 2002 as compared with working capital of $573,909 at February 28, 2001.  As at February 28, 2002 and February 28, 2001, the Company had no long-term debt.

At February 28, 2002, the Company had total assets of $4,581,547 as compared with $3,759,064 at February 28, 2001.  This increase is due principally to an increase in deferred resource property expenditures resulting from its investment in the Santa Rosa Property and from the Company’s amalgamation with Fresco Developments Ltd.

Share capital as at February 28, 2002 was $10,420,131, up from $9,262,077 as at  February 28, 2001 due to the issuance of share capital.  During the fiscal year ended February 28, 2002, the Company issued:

(a)

2,100,000 common shares as a bonus pursuant to the loan from Chet Idziszek, the President of the Company, which was used to subscribe for capital in the Company’s Argentine subsidiary, Exploraciones Oromin, S.A., in order to facilitate the acquisition of the Santa Rosa Property, which shares are recorded at $299,200;

(b)

1,454,500 common shares pursuant to the exercise of share purchase warrants to generate proceeds of $343,080; and

(c)

3,967,491 common shares pursuant to the the Company’s amalgamation with Fresco Developments Ltd., recorded at $515,774.

The Company's largest cash outflow in the fiscal year ended February 28, 2002 was resource property expenditures, net of accounts payable, of $697,552.  The Company also eliminated payables in respect of resource property expenditures of $292,604 on its amalgamation with Fresco Developments Ltd.  The Company's largest cash outflow in the fiscal year ended February 28, 2001 was resource property expenditures, net of accounts payable, of $285,180.  The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended February 28, 2002 was provided by the exercise of share purchase warrants which generated net proceeds of $343,080.  The most significant contribution to working capital in the year ended February 28, 2001 was provided by the sale of share capital and the exercise of share purchase warrants which generated aggregate net proceeds of $732,004.

February 28, 2001 Compared to February 29, 2000

 At February 28, 2001, the Company's current assets totalled $3,263,939 compared to $513,063 at February 29, 2000.  The increase is primarily attributable to the loan in the amount of $2,144,240 from Chet Idziszek, the President of the Company, which was used to subscribe for capital in the Company’s Argentine subsidiary, Exploraciones Oromin, S.A., in order to facilitate the acquisition of the Santa Rosa Property.  During the same period, current liabilities increased to $2,690,030 from $31,625.   As a result, working capital was $573,909 at February 28, 2001 as compared with working capital of $481,438 at February 29, 2000.  As at February 28, 2001 and February 29, 2000, the Company had no long-term debt.

At February 28, 2001, the Company had total assets of $3,759,064 as compared with $517,978 at February 29, 2000.  This increase is due principally to the loan from Chet Idziszek, the President of the Company, discussed above.

Share capital as at February 28, 2001 was $9,262,077, up from $8,530,073 as at February 29, 2000 due to the issuance of share capital.  During the fiscal year ended February 28, 2001, the Company issued 1,500,000 units at $0.20 per unit pursuant to a non-brokered private placement to generate net proceeds of $283,500.  Each unit is comprised of one common share of the Company and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.20 per share until August 8, 2001 and thereafter at a price of $0.23 per share until August 8, 2002.  In conjunction with this placement, the Company also issued 40,000 common shares as a finders fee.  During the period, the Company also issued  2,500,000 units at $0.20 per unit pursuant to a non-brokered private placement to generate net proceeds of $440,504.  Each unit is comprised of one common share of the Company and two Series “A” share purchase warrants entitling the purchase of one additional common share of the Company at a price of $0.20 per share until September 21, 2001 and thereafter at a price of $0.23 per share until September 21, 2002.  As consideration for acting as the Company’s agent in respect of this offering, Canaccord Capital Corporation received a cash commission of 8% of the gross proceeds and agent’s warrants entitling the purchase of up to 500,000 shares of the Company at a price of $0.20 per share until September 21, 2001 and thereafter at a price of $0.23 per share until September 21, 2002.

The Company's largest cash outflow in the fiscal year ended February 28, 2001 was resource property expenditures, net of accounts payable, of $285,180.  The Company's largest cash outflow in the fiscal year ended February 29, 2000 was resource property expenditures, net of accounts payable, of $339,255.  The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended February 28, 2001 was provided by the sale of share capital which generated net proceeds of $732,004.  The most significant contribution to working capital in the year ended February 29, 2000 was provided by the sale of share capital which generated net proceeds of  $335,791.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The significant measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred although oil and gas expenditures are not.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal year ended February 28, 2003 would have increased by

$2,250 and its losses for the fiscal years ended February 28, 2002 and 2001 would have decreased by $4,313 and $6,750, respectively.

Outlook

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property.  Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 28, 2004.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas exploration properties.  The Santa Rosa Property is not in production and, therefore, does not produce any income.

BY ORDER OF THE BOARD OF DIRECTORS OF

OROMIN EXPLORATIONS LTD.

Signed:  “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

New Proxy

Proxy

SPECIAL AND ANNUAL GENERAL MEETING

OF MEMBERS OF

OROMIN EXPLORATIONS LTD. (the "Company")

TO BE HELD AT:

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, CANADA

ON WEDNESDAY, JULY 30, 2003, AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ______________________________(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of Davidson & Company as Auditors of the Company		N/A
2.	To authorize the Directors to fix the Auditors’ remuneration			N/A
3.	To determine the number of Directors at six (6)			N/A
4.	To elect as Director, Derek Bartlett		N/A
5.	To elect as Director, Jeffrey Cocks		N/A
6.	To elect as Director, Norman Haimila		N/A
7.	To elect as Director, Chet Idziszek		N/A
8.	To elect as Director, James G. Stewart		N/A
9.	To elect as Director, Douglas Turnbull		N/A
10.

To approve an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances as more fully set forth in the information circular accompanying this proxy

N/A
11.	To transact such other business as may properly come before the Meeting			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

1.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

1.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Department, 100 University Avenue, 9th Floor,

Toronto, ON  M5J 2Y1

Fax:  Within North America: 1-866- 249-7775 or Outside North America: (416) 263-9524

OROMIN EXPLORATIONS LTD

OROMIN EXPLORATIONS LTD.

(the "Company")  CUSIP NO. 687082 10 7

TO:

Registered and Non-Registered Shareholders of the Company

RE:

REQUEST FOR INTERIM FINANCIAL STATEMENTS

National Policy Statement 54-102 of the Canadian Securities Administrators, Interim Financial Statements and Report Exemption, provides shareholders with the opportunity to elect annually to have their names added to an issuer’s Supplemental Mailing List in order to receive interim financial statements of the Company.  If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and return this form by mail or fax to:

OROMIN EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

[Fax #604-331-8773]

The undersigned certifies to be the owner of securities of Oromin Explorations Ltd.  and requests to be placed on the Company=s Supplemental Mailing List in order to receive the Company=s interim financial statements.

DATED: _____________________, 2003

NAME:
(please print)
ADDRESS:

Signature

Name and Title of Person signing, if different from name above

NOTE:

As the supplemental list will be updated each year, a Request for Interim Financial Statements will be required annually in order to remain on the list.